

SEC 07005802 ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yoko Hubley 212 895-6359
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
185
SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2006, and the related statements of income, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresdner Kleinwort Securities LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007


KPMG

DRESDNER KLEINWORT SECURITIES LLC

(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Securities LLC at December 31, 2006, in conformity with U.S generally accepted accounting principles.

KPMG LLP

February 26, 2007

DRESDNER KLEINWORT SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

Assets		
Cash	$	2,076
Securities purchased under agreements to resell (including $120,807 segregated under Federal regulations)		10,301,437
Deposits with clearing organizations		20,599
Securities borrowed		19,295,584
Securities failed to deliver		284,608
Receivable from broker-dealers and clearing organizations		33,209
Collateral accepted for securities loaned		4,302,952
Receivable from customers		70,720
Securities owned, at fair value		36,355
Securities owned, at fair value, pledged to counterparties		151,691
Accrued interest and dividends receivable		131,734
Other assets		85,642
Total assets	$	34,716,607
Liabilities and Member's Equity		
Liabilities:		
Short-term bank loans	$	1,233,000
Securities sold under agreements to repurchase		12,520,079
Securities loaned		15,196,039
Securities failed to receive		369,167
Payable to broker-dealers and clearing organizations		137,694
Obligation to return collateral accepted for securities loaned		4,302,952
Payable to customers		63,811
Securities sold, not yet purchased, at fair value		135,618
Accrued interest and dividends payable		154,612
Accounts payable, accrued expenses, and other liabilities		113,476
		34,226,448
Commitments and contingencies (note 9)		
Subordinated borrowings		400,000
Member's equity		90,159
Total liabilities and member's equity	$	34,716,607

See accompanying notes to statement of financial condition.

(1) Organization and Business

Dresdner Kleinwort Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG (Dresdner), a financial institution organized under the laws of the Federal Republic of Germany, which is ultimately owned by Allianz AG. The Company is a member of various securities exchanges, and its business activities are part of the global investment bank Dresdner Kleinwort (DKIB).

The Company acts as a broker and dealer in domestic and foreign equity securities and corporate debt obligations and is a primary dealer in U.S. Government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides investment banking and financial advisory services in connection with corporate and structured finance.

(2) Significant Accounting Policies

(a) *Securities Transactions*

Principal transactions, including trading activities, are recorded on a trade date-basis, while agency transactions are recorded on a settlement date-basis.

Securities owned and securities sold, not yet purchased are recorded at fair value. Listed market prices are used for exchange-traded instruments. For securities traded in the over-the-counter markets, prices quoted by independent brokers and dealers are used.

(b) *Resale and Repurchase Agreements*

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) principally use U.S. Government obligations and are treated as short-term collateralized financing transactions. They are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under accounting standards generally accepted in the United States of America.

(c) *Securities-Lending Activities*

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

(Continued)

(d) Collateral

The Company is required to reclassify the fair value of securities owned in which the counterparty has the right to sell or repledge the securities from securities owned to securities owned, pledged to counterparties. The Company is also required to disclose the fair value of collateral received which it has the ability to sell or repledge and to record in the statement of financial condition the fair value of the collateral accepted and its obligation to return the collateral.

(e) Fair Value of Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and listed options, are based on quoted market prices.

Fair values of option contracts purchased or written are reported in securities owned or securities sold, not yet purchased, respectively. Equity in futures transactions is reported in receivable from or payable to broker-dealers and clearing organizations, as applicable.

The fair values of the other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers, clearing organizations and customers, reverse repurchase and repurchase agreements, securities borrowed and securities loaned, short-term bank loans, and subordinated borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short term, replaceable on demand, or bear interest at market rates.

(f) Exchange Memberships

The New York Stock Exchange, Inc. (NYSE) and the Archipelago Holdings, Inc. (Archipelago) merged in March 2006. The Company, as a member of the NYSE, received cash and shares of the NYSE Group in exchange for its memberships. The shares are subject to transfer restrictions which will expire in three equal installments on the first, second and third anniversaries of the merger completion date.

(g) Translation of Foreign Currencies

End-of-period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

(h) Income Taxes

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U.S. Federal, state, and local income tax returns. The Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of its assets and liabilities. A valuation allowance is established for any

(Continued)

portion of its deferred tax asset for which a tax benefit is not expected to be realized. The Company has an informal tax-sharing arrangement with Dresdner.

(i) *Pension and Other Postretirement Benefit Plans*

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Services LLC (the Service Company). The plans are accounted for in a manner similar to that of a multi-employer defined contribution plan.

(j) *Stock Compensation*

The Company also participates in the DKIB Stock Plan which is administered by the Service Company. Compensation expense is recognized over the relevant vesting period based on the grant date fair value of the stock award.

(k) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties.

The Company has obtained $350 million and $50 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman branch and Dresdner Kleinwort LLC, respectively.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized uncommitted line of credit totaling $6.6 billion with an affiliate. In addition, the Company invests excess funds with affiliates in the form of reverse repurchase agreements.

At December 31, 2006, amounts due from or to affiliates were as follows (in thousands):

Due from affiliates:		
Cash	$	722
Securities purchased under agreements to resell		6,278,573
Securities borrowed		606,628
Securities failed to deliver		7,535
Receivable from broker-dealers		2,740
Collateral accepted for securities loaned		297,165
Receivable from customers		12,842
Accrued interest and dividends receivable		27,460
Other assets		73,739
Due to affiliates:		
Short-term bank loans		1,233,000
Securities sold under agreements to repurchase		6,452,213
Securities loaned		13,711,167
Securities failed to receive		19,504
Payable to broker-dealers and clearing organizations		579
Obligation to return collateral accepted for securities loaned		297,165
Payable to customers		39,144
Accrued interest and dividends payable		62,835
Accounts payable and accrued expenses		31,750
Subordinated borrowings		400,000

(4) Bank Borrowings

At December 31, 2006, the Company has uncollateralized lines of credit totaling $230 million with various unaffiliated banks. During 2007 these unutilized lines were reduced by $50 million as the excess was deemed no longer necessary. In addition, the Company has a $6.6 billion uncollateralized uncommitted line of credit with an affiliate. At December 31, 2006, the Company's outstanding uncollateralized borrowings due to an affiliate were as follows (in thousands):

Return date	Interest rate		Amount
January 2, 2007	5.31%	$	194,000
January 2, 2007	5.34		280,000
January 2, 2007	5.37		309,000
January 31, 2007	5.31		450,000
		$	1,233,000

(5) Restructuring and Employee Termination Costs

Under the terms of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* the Company is required to provide for the present value of future costs with respect to personnel charges

arising from severance and related costs. The respective liability of $23.8 million is presented in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

(6) Subordinated Borrowings

At December 31, 2006, the Company has $150 million of subordinated borrowings outstanding with Dresdner under a subordinated note agreement, which is due on April 15, 2010, and bears interest at 6.2%. This balance reflects the repayment of $50 million on October 30, 2006, funded by a $50 million equity capital contribution from Dresdner. Subsequent to December 31, 2006, the maturity date of the note was extended to April 15, 2012.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner with a scheduled maturity date of April 15, 2012. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2006, the Company has borrowed $100 million which bears interest at 6.0% and $100 million, at 5.8%.

In addition, the Company has a subordinated loan agreement with Dresdner Kleinwort LLC for $50 million which is due December 31, 2010 and bears interest of 6.0%.

The subordinated notes and the revolving subordinated credit agreement have been approved by the NYSE for use by the Company in computing its net capital under Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(7) Trading Activities

The Company's trading activities are both customer-driven and proprietary. Its activities include domestic and international brokerage and principal trading and syndicate participation in equity securities. The Company's activities also consist of trading in U.S. Government and agency securities, including both customer-driven and proprietary transactions in bonds, futures, and repurchase contracts. The Company is a primary dealer in U.S. Government securities, as designated by the Federal Reserve Board.

At December 31, 2006, securities owned (including those pledged) and securities sold, not yet purchased, consist of securities at fair value, as follows (in thousands):

		Securities owned	Securities sold, not yet purchased
U.S. Government obligations	$	172,117	135,618
Equity securities		15,786	—
Other		143	—
	$	188,046	135,618

Securities sold, not yet purchased represent obligations of the Company to deliver the securities at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's

eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

The Company enters into futures and options contracts related to its capital markets trading business. Futures and options contracts sold have off-balance sheet risk. In connection with these contracts there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

At December 31, 2006, the Company had commitments to purchase U.S. Government obligations under reverse repurchase agreements with notional amounts of $19 million.

(8) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in Dresdner's U.S. federal income tax return. The results of the Company's operations are also subject to state and local taxation in the various jurisdictions in which Dresdner files income tax returns.

Under an informal tax-sharing arrangement, Dresdner has not allocated to the Company its share of income tax expense/benefit as there has not been sufficient operating profit or a sustained history of profitability at the Company in order to allocate such an amount.

Further, treating the Company as a separate entity would have resulted in the establishment of a full valuation allowance against its deferred tax asset as the Company does not have a history of profitability. If the Company had been allocated a valuation allowance for its deferred tax asset based upon the amount of valuation allowance established for the entire tax reporting group, the deferred tax asset and related valuation allowance as of December 31, 2006 would have been as follows (in thousands):

Cumulative net operating losses	$	96,580
Temporary differences:		
Compensation-related		14,005
Other		(5,414)
Total deferred tax asset		105,171
Less valuation allowance		(46,527)
Net deferred tax asset	$	58,644

(9) Commitments and Contingencies

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

(Continued)

There are legal actions pending against the Company arising out of its normal business operations.

A lawsuit was filed in the U.S District Court for the Southern District of New York on January 9, 2006, by six current female employees of three subsidiaries of Dresdner charging Dresdner and those subsidiaries and a number of individuals employed by the subsidiaries with gender discrimination. The plaintiffs are seeking to represent a class of female employees and have claimed $900 million in actual damages and $500 million in punitive damages for the class. A class has not been certified by the court. Dresdner has stated that the claims are without merit and that it will vigorously defend the matter and oppose any class certification.

In the opinion of management after consultation with outside counsel, the outcome of these legal actions will not result in a material adverse effect on the Company's financial position or results of operations.

At December 31, 2006, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the impact of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41), were (in thousands):

Sources of collateral:		
Securities purchased under agreements to resell	$	13,583,402
Securities received in securities borrowed vs. cash transactions		17,786,659
Securities received in securities borrowed vs. pledged transactions		2,878,256
Total	$	34,248,317

At December 31, 2006, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, before reflecting the impact of FIN 41, were (in thousands):

Uses of collateral:		
Securities sold under agreements to repurchase	$	15,810,454
Securities loaned out in securities loaned vs. cash transactions		10,579,266
Securities loaned out in securities loaned vs. pledged transactions		4,301,737
Collateral pledged out from securities borrowed vs. pledged transactions		2,925,513
Collateral pledged out to clearing organizations		38,278
Total	$	33,655,248

(10) Off-Balance-Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

(a) Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery-versus-payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

(b) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(c) Operational and Support Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical

importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.
- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.
- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.
- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(11) Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Employee contributions to the 401(k) Plan are matched up to a specified limit. Substantially all employees of the Company participate in the plans.

The Company also participates in the DKIB Stock Plan. Under the terms of the Stock Plan, eligible Company employees are awarded a promise to deliver Allianz AG shares (share awards) in each of the three years following the initial award dates if the recipients remain employed at the payment date. Each year, immediately prior to vesting, the number of vested shares is adjusted up or down according to a Performance Adjustment, as defined. The effect of the Performance Adjustment depends upon the percentage increase or decrease in the published Operating Results of the DKIB division year on year as published in the Dresdner Bank Annual Report and as adjusted by the Plan Committee for the purposes of the Stock Plan. The share awards are measured at their fair value as of the award dates, are expensed over the vesting periods and are adjusted to reflect forfeited shares over the life of the Stock Plan.

Details of the outstanding share awards are as follows:

		Shares			
Date of grant	**Price at grant date**	**Granted**	**Vested**	**Adjusted/ forfeited**	**Unvested December 31, 2006**
February 2004	$ 131.16	120,702	(66,577)	(23,591)	30,534
February 2005	123.04	163,119	(52,623)	(7,638)	102,858
February 2006	160.79	121,907	(3,250)	—	118,657

Administration of the Plan was transferred to the Service Company in November 2006. In connection with the transfer of administrative responsibilities, the Company's Stock Plan-related net assets were moved to the Service Company. As of December 31, 2006, $9.6 million of unrecognized compensation cost relating to the nonvested shares granted under the Stock Plan remains to be amortized over the vesting periods.

In addition, the Company has several compensation award plans for executives and bonus plans for employees. At December 31, 2006, accrued compensation relating to these plans was $42.8 million.

(12) Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's customer protection rule (Rule 15c3-3), $120.8 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2006.

The Company is also subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2006, the Company's net capital was $364 million, which was 541% of aggregate debit balances and $354 million in excess of its required capital.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

In planning and performing our audit of the financial statements of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007